TRIPLECROWN ACQUISITION CORP.

970 West Broadway

PMB 402

Jackson, Wyoming 83001

October 18, 2007

VIA EDGAR AND TELECOPY (202) 772-9206

Mr. John Reynolds

United States Securities and

    Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	Triplecrown Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 originally filed July 12, 2007
(File No. 333-144523) ( the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 11:00 A.M., Friday, October 19, 2007, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours, TRIPLECROWN ACQUISITION CORP.

By:	/s/ Jonathan J. Ledecky
Name: Jonathan J. Ledecky Title: President

October 18, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Triplecrown Acquisition Corp.

40,000,000 Units

Registration Statement on Form S-1

File No. 333-144523

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Triplecrown Acquisition Corp.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 19, 2007 at 11:00 a.m., New York City time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 5, 2007
(ii)	Approximate dates of distribution: October 8, 2007 – October 18, 2007
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 4
(iv)	Number of prospectuses so distributed: 8,400
(v)	Number of prospectuses distributed to others: 100
(vi)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ Brian Korn

Brian Korn

Senior Vice President and Counsel